UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  FORM 12b-25
                          NOTIFICATION OF LATE FILING
                                  Form 10-QSB
                       For Quarter Ended: March 31, 2003

         Pursuant to Section 13 or 15(d) of the Securities Act of 1934

                                  May 15, 2003
                                 Date of Report
                       (Date of earliest event reported)

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                          Commission File No. 0-17462

                             INSTAPAY SYSTEMS INC.
                    (fka) FILMAGIC ENTERTAINMENT CORPORATION
                 PREDECESSOR: "ROEDEINGER MEDICAL SYSTEMS, INC"
                    (Name of Small Business in its Charter)


              UTAH                                    87-0404991
(State or other jurisdiction of                     (IRS Employer
Incorporation or organization)                    Identification No.)


Main:  2869 India St., San Diego, California                       92103
Alternate Mail: 419 Main St.-Ste# 424, Huntington Beach, CA        92648
(Address of principal executive offices)                         (Zip Code)

       Registrant's telephone number including area code: (818) 991-4259
                           Fax Number (818) 992-6031


                                    PART 111
                                   NARRATIVE.

Instapay Systems, Inc. requests the additional 5 day extension in order to properly prepare and review the Form 10-QSB prior to filing. Our accountants require the minimum of time necessary to complete the filing.

                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person/(s) to contact in regard to this notification.


Harry Hargens, Pres/CEO                          (858) 847-0139
Harvey Lalach, Director                          (858) 847-0139
R.B.Harris, Director                             (909) 938-7917



(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? (X) Yes ( ) No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ( ) Yes (X) No


Harry Hargens                         Frank DeSantis
President/ CEO                        Director / Legal Counsel
2869 India St.                        2869 India St.
San Diego, CA  92103                  San Diego, CA 92103


Song Liping                           R. B.Harris
Director / Chinese Mgr.               Director/ Board Chair
Rm504, Bldg#305 Datong Rd.            419 Main St.-Suite 424
Gaoquao, Shanghai, PR China           Huntington Beach, CA  92648
Postal # 200137

================================================================================

Harvey Lalach                         Aubrye A. Harris
Vice President/Director               Director / Actg. Secretary
2575 Alberta Ct.                      419 Main St.-Suite 424
Kelowna, BC V1W2X8                    Huntington Beach, CA  92648


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned herunto duly authorized.

May 15, 2003 (NT-10QSB May 15, 2003 Cont.)

INSTAPAY SYSTEMS, INC.
(Registrant)

By:  /a/  Harry Hargens                      /a/ Harvey Lalach
     ----------------------------            ----------------------------
     Harry Hargens                           Harvey Lalach
     President/ CEO                          Vice Pres./ Director
     (858) 847- 0139                         (858) 847-0139


     /a/  Aubrye A. Harris                   /a/  Frank De Santis
     ----------------------------            ----------------------------
     Aubrye A. Harris                        Frank De Santis
     Actg.Secretary Director                 Director / Legal Counsel
     (909)938-7917                           (619) 688-1199


     /a/  R.B.Harris                         /a/ Song Liping
     ----------------------------            ----------------------------
     R.B.  Harris                            Song Liping
     Director                                Director/International Advisor
     (909) 938-7917                          011-8621-58731310


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   End of Filing